19 March 2002

BHP BILLITON APPOINTS VICE PRESIDENT INVESTOR RELATIONS
AND COMMUNICATIONS

BHP Billiton, the world's largest diversified natural resources company, today announced the appointment of Mark Lidiard as Vice President of Investor Relations and Communications.
Mr Lidiard is presently Head of Investor Relations at Powergen plc.

Mr Lidiard will be based at the Group's Corporate Centre in London and will report to Chip Goodyear, Executive Director and Chief
Development Officer.

Mr Goodyear said: "Mark is joining at a key time in the evolution of BHP Billiton. The Group's communications activities are a critical element in maximising the performance of our organisation.
Major activities for the year ahead include optimising our communications with our internal and external constituencies and communicating the unique investment aspects of BHP Billiton to our worldwide investor base.

"In addition, Mark and his team will be a critical conduit to bring feedback from our constituencies into the strategic process and management decision-making at BHP Billiton. Mark's success at Powergen and his knowledge of the investment marketplace make him an excellent addition to our team and an ideal candidate for this position."

Mr Lidiard said: "BHP Billiton has taken a leadership position in a vastly restructured industry. The Group's existing position and substantial growth profile make this an outstanding opportunity.
Communication will be critical to the overall effectiveness of the organisation. As a global organisation we must coordinate how we develop and disseminate the important characteristics of BHP Billiton.
I look forward to working with the team to make this happen."

Mr Lidiard will join BHP Billiton following completion of the acquisition of Powergen by E.ON.


CV
--

LIDIARD, Mark T

Vice President Investor Relations and Communications
BHP Billiton, 2002

Career

Head of Investor Relations, Powergen plc 2000-02;
Assistant Group Treasurer/Head of Project Finance,
Powergen plc 1997-99; Project Finance Manager, Powergen plc 1995-97; Project Finance Manager, George Wimpey plc
1992-1994; Analyst, Wimpey Construction Developments
1990-1992; Field Seismologist, Seismograph Services 1987-
1990.

Committees, industry bodies & professional associations

BHP Billiton Investment Review Committee; Member of
Investor Relations Society.

Personal

Born: January 12, 1966
Education: CBM, Thames Valley University; BSC (Hons)
Physics with Geology, Southampton University, UK.
Family: Married, two children.
Recreation: Rugby, skiing and theatre.


For further information contact:


Australia
Dr Robert Porter, Investor Relations
Tel:    +61 3 9609 3540
Mobile: +61 419 587 456
mailto:Robert.Porter@bhpbilliton.com

Mandy Frostick, Media Relations
Tel:    +61 3 9609 4157
Mobile: +61 419 546 245
mailto:Mandy.J.Frostick@bhpbilliton.com

United States
Francis McAllister, Investor Relations
Tel:    +1 713 961 8625
Mobile: +1 713 480 3699
mailto:Francis.R.McAllister@bhpbilliton.com

South Africa/United Kingdom
Michael Campbell, Investor & Media Relations
Tel:    +27 11 376 3360
Mobile: +27 82 458 2587
mailto:Michael.J.Campbell@bhpbilliton.com

Ariane Gentil, Manager Communications
Tel:    +44 20 7747 3977
Mobile: +44 7881 518 715
mailto:Ariane.Gentil@bhpbilliton.com


BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 600 Bourke Street Melbourne Victoria 3000
Telephone +61 3 9609 3333 Facsimile +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: 1-3 Strand London WC2N 5HA United Kingdom
Telephone +44 20 7747 3800 Facsimile +44 20 7747 3900

A member of the BHP Billiton group which is headquartered in Australia